BEECHER CARLSON INSURANCE SERVICES, INC.
ATTN:	Judd Zimmerman
120 W 45TH ST-STE.3000
NEW YORK, NY 10036

INSURED:	TOTAL INCOME + REAL ESTATE FUND
PRODUCT:	DFIBond
POLICY NO:	82268652
TRANSACTION:	RENL_CORR

	Chubb Group of Insurance Companies					DECLARATIONS
						FINANCIAL INSTITUTION INVESTMENT
	15 Mountain View Road, Warren, New Jersey 07059					COMPANY ASSET PROTECTION BOND

NAME OF ASSURED (including its Subsidiaries):						Bond Number: 82268652

TOTAL INCOME + REAL ESTATE FUND
27777 FRANKLIN ROAD SUITE 900						FEDERAL INSURANCE COMPANY
SOUTHFIELD, MI			48075			Incorporated under the laws of Indiana
						a stock insurance company herein called the COMPANY
						Capital Center, 251 North Illinois, Suite 1100
						Indianapolis, IN 46204-1927

ITEM 1.	BOND PERIOD: from			12:01 a.m. on	December 6, 2015
			to	12:01 a.m. on	December 6, 2016

ITEM 2.	LIMITS OF LIABILITY--DEDUCTIBLE AMOUNTS:

	If “Not Covered” is inserted below opposite any specified INSURING CLAUSE, such INSURING CLAUSE and
	any other reference shall be deemed to be deleted. There shall be no deductible applicable to any loss
	under INSURING CLAUSE 1. sustained by any Investment Company.

					SINGLE LOSS	DEDUCTIBLE
	INSURING CLAUSE				LIMIT OF LIABILITY	AMOUNT

	1	.	Employee		$600,000	$0
	2	.	On Premises		$600,000	$10,000
	3	.	In Transit		$600,000	$10,000
	4	.	Forgery or Alteration		$600,000	$10,000
	5	.	Extended Forgery		$600,000	$10,000
	6	.	Counterfeit Money		$600,000	$10,000
	7	.	Threats to Person		$600,000	$10,000
	8	.	Computer System		$600,000	$10,000
	9	.	Voice Initiated Funds
			Transfer Instruction		$600,000	$10,000
	10	.	Uncollectible Items of Deposit		$50,000	$5,000
	11	.	Audit Expense		$50,000	$5,000

ITEM 3.	THE LIABILITY OF THE COMPANY IS ALSO SUBJECT TO THE TERMS OF THE FOLLOWING
	ENDORSEMENTS EXECUTED SIMULTANEOUSLY HEREWITH:

O THE TERMS OF THE FOLLOWING						ENDORSEMENTS EXECUTED
SIMULTANEOUSLY HEREWITH:

1 - 8

1 - 8

IN WITNESS WHEREOF, THE COMPANY has caused this Bond to be signed by its authorized officers, but it shall not be valid unless also signed by an authorized representative of the Company.

Countersigned by December 21, 2015

Form 17-02-1421 (Ed. 5-98)

IMPORTANT NOTICE TO POLICYHOLDERS

All of the members of the Chubb Group of Insurance companies doing business in the United
States (hereinafter “Chubb”) distribute their products through licensed insurance brokers and agents
(“producers”). Detailed information regarding the types of compensation paid by Chubb to producers on
US insurance transactions is available under the Producer Compensation link located at the bottom of the page at www.chubb.com, or by calling 1-866-588-9478. Additional information may be available from your producer.

Thank you for choosing Chubb.

10-02-1295 (ed. 6/2007)

Important Notice:

The SEC Requires Proof of Your Fidelity Insurance Policy

Your company is now required to file an electronic copy of your fidelity insurance coverage
(Chubb’s ICAP Bond policy) to the Securities and Exchange Commission (SEC), according to rules adopted by the SEC on June 12, 2006.

Chubb is in the process of providing your agent/broker with an electronic copy of your insurance policy as well as instructions on how to submit this proof of fidelity insurance coverage to the
SEC. You can expect to receive this information from your agent/broker shortly.

The electronic copy of your policy is provided by Chubb solely as a convenience and does not affect the terms and conditions of coverage as set forth in the paper policy you receive by mail.
The terms and conditions of the policy mailed to you, which are the same as those set forth in the electronic copy, constitute the entire agreement between your company and Chubb.

If you have any questions, please contact your agent or broker.

Form 14-02-12160 (ed. 7/2006)

POLICYHOLDER
DISCLOSURE NOTICE OF
TERRORISM INSURANCE COVERAGE
(for policies with no terrorism exclusion or sublimit)
Insuring Company:
You are hereby notified that, under the Terrorism Risk Insurance Act (the “Act”), this policy makes available to you insurance for losses arising out of certain acts of terrorism.
Terrorism is defined as any act certified by the Secretary of the Treasury of the United
States, to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property or infrastructure; to have resulted in damage within the United States, or outside the United States in the case of an air carrier or vessel or the premises of a
United States Mission; and to have been committed by an individual or individuals as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion.

You should know that the insurance provided by your policy for losses caused by acts of terrorism is partially reimbursed by the United States under the formula set forth in the
Act. Under this formula, the United States pays 85% of covered terrorism losses that exceed the statutorily established deductible to be paid by the insurance company providing the coverage. Beginning in 2016, the Federal share will be reduced by 1% per year until it reaches 80%, where it will remain.

However, if aggregate insured losses attributable to terrorist acts certified under the Act exceed $100 billion in a calendar year, the Treasury shall not make any payment for any portion of the amount of such losses that exceeds $100 billion.

10-02-1281 (Ed. 03/2015)

If aggregate insured losses attributable to terrorist acts certified under the Act exceed
$100 billion in a calendar year and we have met our insurer deductible under the Act, we shall not be liable for the payment of any portion of the amount of such losses that exceeds $100 billion, and in such case insured losses up to that amount are subject to pro rata allocation in accordance with procedures established by the Secretary of the
Treasury.

The portion of your policy’s annual premium that is attributable to insurance for such acts of terrorism is: $ -0-.

If you have any questions about this notice, please contact your agent or broker.

10-02-1281 (Ed. 03/2015)

ENDORSEMENT/RIDER

Effective date of
this endorsement/rider: December 6, 2015	FEDERAL INSURANCE COMPANY
Endorsement/Rider No. 1
To be attached to and
form a part of Policy No. 82268652

Issued to: TOTAL INCOME + REAL ESTATE FUND
COMPLIANCE WITH APPLICABLE TRADE SANCTION LAWS
It is agreed that this insurance does not apply to the extent that trade or economic sanctions or other similar laws or regulations prohibit the coverage provided by this insurance.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.
All other terms, conditions and limitations of this Policy shall remain unchanged.

14-02-9228 (2/2010)

		ENDORSEMENT/RIDER
Effective date of
this endorsement/rider: December 6, 2015	FEDERAL INSURANCE COMPANY
	Endorsement/Rider No.	2
	To be attached to and
	form a part of Bond No.	82268652

Issued to: TOTAL INCOME + REAL ESTATE FUND
	DELETING VALUATION-OTHER PROPERTY AND AMENDING CHANGE OR MODIFICATION
ENDORSEMENT
In consideration of the premium charged, it is agreed that this Bond is amended as follows:
1 .	The paragraph titled Other Property in Section 9, Valuation, is deleted in its entirety.
2 .	The third paragraph in Section 16, Change or Modification, is deleted in its entirety and replaced with the following:
	If this Bond is for a joint ASSURED, no change or modification which would adversely affect the
	rights of the ASSURED shall be effective prior to sixty (60) days after written notice has been
	furnished to all insured Investment Companies and the Securities and Exchange Commission,
Washington, D.C., by the COMPANY.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.
All other terms, conditions and limitations of this Bond shall remain unchanged.

17-02-2437 (12/2006) rev.

FEDERAL INSURANCE COMPANY

Endorsement No.: 3

					Bond Number:	82268652

NAME OF ASSURED:					TOTAL INCOME + REAL ESTATE FUND

TELEFACSIMILE INSTRUCTION FRAUD ENDORSEMENT

It is agreed that this Bond is amended as follows:

1	.	By adding the following INSURING CLAUSE:

		12	.	Telefacsimile Instruction

Loss resulting directly from the ASSURED having transferred, paid or delivered any funds or other Property or established any credit, debited any account or given any value on the faith of any fraudulent instructions sent by a Customer, financial institution or another office of the ASSURED by Telefacsimile directly to the ASSURED authorizing or acknowledging the transfer, payment or delivery of funds or Property or the establishment of a credit or the debiting of an account or the giving of value by the
ASSURED where such Telefacsimile instructions:

				a.	bear a valid test key exchanged between the ASSURED and a Customer or another financial institution with authority to use such test key for Telefacsimile instructions in the ordinary course of business, but which test key has been wrongfully obtained by a person who was not authorized to initiate, make, validate or authenticate a test key arrangement, and

				b.	fraudulently purport to have been sent by such Customer or financial institution when such Telefacsimile instructions were transmitted without the knowledge or consent of such Customer or financial institution by a person other than such
Customer or financial institution and which bear a Forgery of a signature, provided that the Telefacsimile instruction was verified by a direct call back to an employee of the financial institution, or a person thought by the ASSURED to be the Customer, or an employee of another financial institution.

2	.	By deleting from Section 1., Definitions, the definition of Customer in its entirety, and substituting the following:

		d.		Customer means an individual, corporate, partnership, trust customer, shareholder or subscriber of an Investment Company which has a written agreement with the ASSURED for Voice Initiated Funds Transfer Instruction or Telefacsimile Instruction.

ICAP Bond
Form 17-02-2367 (Rev. 10-03)	Page 1

3	.	By adding to Section 1., Definitions, the following:

		r.	Telefacsimile means a system of transmitting written documents by electronic signals over telephone lines to equipment maintained by the ASSURED for the purpose of
		reproducing a copy of said document.	Telefacsimile does not mean electronic
communication sent by Telex or similar means of communication, or through an electronic communication system or through an automated clearing house.

4	.	By adding to Section 3., Specific Exclusions Applicable to All Insuring Clauses Except Insuring
Clause 1. the following:

		j.	loss resulting directly or indirectly from Telefacsimile instructions provided, however, this exclusion shall not apply to this INSURING CLAUSE.

This Endorsement applies to loss discovered after 12:01 a.m. on December 6, 2015.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: December 21, 2015

ICAP Bond
Form 17-02-2367 (Rev. 10-03)	Page 2

FEDERAL INSURANCE COMPANY
Endorsement No.: 4
				Bond Number:	82268652

NAME OF ASSURED: TOTAL INCOME + REAL ESTATE FUND
UNAUTHORIZED SIGNATURE ENDORSEMENT
It is agreed that this Bond is amended as follows:
1	.	By adding the following INSURING CLAUSE:
		13	.	Unauthorized Signature
Loss resulting directly from the ASSURED having accepted, paid or cashed any check or
Withdrawal Order made or drawn on or against the account of the ASSURED’S customer which bears the signature or endorsement of one other than a person whose name and signature is on file with the ASSURED as a signatory on such account.
It shall be a condition precedent to the ASSURED'S right of recovery under this INSURING
CLAUSE that the ASSURED shall have on file signatures of all the persons who are signatories on such account.
2	.	By adding to Section 1., Definitions, the following:
		s.		Instruction means a written order to the issuer of an Uncertificated Security requesting that the transfer, pledge or release from pledge of the specified Uncertificated Security be registered.
		t.		Uncertificated Security means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:
				(1)	not represented by an instrument and the transfer of which is registered on books maintained for that purpose by or on behalf of the issuer, and
				(2)	of a type commonly dealt in on securities exchanges or markets, and
				(3)	either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

ICAP Bond
Form 17-02-5602 (Ed. 10-03)	Page 1

u.	Withdrawal Order means a non-negotiable instrument, other than an Instruction, signed by a customer of the ASSURED authorizing the ASSURED to debit the customer’s account in the amount of funds stated therein.

This Endorsement applies to loss discovered after 12:01 a.m. on December 6, 2015.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: December 21, 2015

ICAP Bond
Form 17-02-5602 (Ed. 10-03)	Page 2

FEDERAL INSURANCE COMPANY
						Endorsement No.:	5
						Bond Number:	82268652

NAME OF ASSURED: TOTAL INCOME + REAL ESTATE FUND
STOP PAYMENT ORDER OR REFUSAL TO PAY CHECK ENDORSEMENT
It is agreed that this Bond is amended as follows:
1	.		By adding the following INSURING CLAUSE:
		“	14	.	Stop Payment Order or Refusal to Pay Check
Loss resulting directly from the ASSURED being legally liable to pay compensatory damages for:
					a.	complying or failing to comply with notice from any customer of the ASSURED or any authorized representative of such customer, to stop payment on any check or draft made or drawn upon or against the ASSURED by such customer or by any authorized representative of such customer, or
					b.	refusing to pay any check or draft made or drawn upon or against the ASSURED by any customer of the ASSURED or by any authorized representative of such customer.”
2	.		By adding the following Specific Exclusion:
“Section 4.A. Specific Exclusions – Applicable to INSURING CLAUSE 14
This Bond does not directly or indirectly cover:
			a.		liability assumed by the ASSURED by agreement under any contract, unless such liability would have attached to the ASSURED even in the absence of such agreement,
			b.		loss arising out of:
					(1)	libel, slander, wrongful entry, eviction, defamation, false arrest, false imprisonment, malicious prosecution, assault or battery,
					(2)	sickness, disease, physical bodily harm, mental or emotional distress or anguish, or death of any person, or
					(3)	discrimination.”
This Endorsement applies to loss discovered after 12:01 a.m. on December 6, 2015.
ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: December 21, 2015

ICAP Bond

Form 17-02-2365 (Ed. 10-00)

FEDERAL INSURANCE COMPANY
						Endorsement No.:	6
						Bond Number:	82268652

NAME OF ASSURED: TOTAL INCOME + REAL ESTATE FUND
AMENDING VOICE INITIATED FUNDS TRANSFER INSTRUCTION ENDORSEMENT
It is agreed that this Bond is amended as follows:
1	.	By deleting INSURING CLAUSE 9. in its entirety and substituting the following:
		9	.	Voice Initiated Funds Transfer Instruction
Loss resulting directly from the ASSURED having transferred any funds on the faith of any
Voice Initiated Funds Transfer Instruction made by a person purporting to be:
				a.	a Customer, or
				b.	an authorized representative of the Customer, or
				c.	an Employee who was authorized by the ASSURED to instruct other Employees to transfer funds,
provided, however, such instructions were received by an Employee specifically designated to receive and act upon such instructions, and such acts were committed by said person for the purpose of making an improper personal financial gain for such person or any other person.
The following conditions are precedent to coverage under this INSURING CLAUSE:
				a.	The ASSURED will record all Voice Initiated Funds Transfer Instruction. The
ASSURED, however, shall not be deprived of coverage under this INSURING CLAUSE if at the time of filing proof of loss, as set forth in Section 7. of this Bond, the ASSURED is unable to produce such electronic recordings solely because of failure of the electronic recording equipment to audibly record such instructions.
				b.	The ASSURED shall verify all Voice Initiated Funds Transfer Instruction in excess of the DEDUCTIBLE AMOUNT stated in ITEM 3.9. of the DECLARATIONS by a direct electronically recorded call back to the Customer when such instructions:
					(1)	involve a request to transfer funds to other than the Customer's account,
					(2)	are non-repetitive, or
					(3)	are not in accordance with the parameters contained in the written voice initiated funds transfer agreement between the ASSURED and the Customer.

ICAP Bond
Form 17-02-2372 (Ed. 10-00)	Page 1

2	.	By deleting in its entirety from Section 1., Definitions, the definition of Customer and Voice Initiated
Funds Transfer Instruction and substituting the following:
		v.	Customer means any corporation, partnership, proprietor, trust or individual having an account with the ASSURED and which has a written agreement with the ASSURED for Voice Initiated
Funds Transfer Instructions.
		w.	Voice Initiated Funds Transfer Instruction means those oral instructions authorizing the transfer of funds in a Customer's account to a financial institution for credit to accounts designated by the Customer:
(1) made over the telephone;
(2) directed to those Employees specifically authorized by the ASSURED to receive such instructions by telephone at the ASSURED's offices;
(3) which were electronically recorded.

This Endorsement applies to loss discovered after 12:01 a.m. on December 6, 2015.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: December 21, 2015

ICAP Bond
Form 17-02-2372 (Ed. 10-00)	Page 2

ENDORSEMENT/RIDER
Effective date of
this endorsement/rider: December 6, 2015	FEDERAL INSURANCE COMPANY
Endorsement/Rider No.	7
To be attached to and
form a part of Bond No.	82268652
Issued to: TOTAL INCOME + REAL ESTATE FUND

AUTOMATIC INCREASE IN LIMITS ENDORSEMENT
In consideration of the premium charged, it is agreed that GENERAL AGREEMENTS, Section C. Additional
Offices Or Employees-Consolidation, Merger Or Purchase Or Acquisition Of Assets Or Liabilities-Notice To
Company, is amended by adding the following subsection:
Automatic Increase in Limits for Investment Companies
If an increase in bonding limits is required pursuant to rule 17g-1 of the Investment Company Act of 1940
(“the Act”), due to:
(i)	the creation of a new Investment Company, other than by consolidation or merger with, or purchase or acquisition of assets or liabilities of, another institution; or
(ii)	an increase in asset size of current Investment Companies covered under this Bond, then the minimum required increase in limits shall take place automatically without payment of additional premium for the remainder of the BOND PERIOD.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

14-02-14098 (04/2008)

			FEDERAL INSURANCE COMPANY

			Endorsement No.	8

			Bond Number:	82268652

NAME OF ASSURED: TOTAL INCOME + REAL ESTATE FUND

REVISE ITEM 2. ENDORSEMENT

It is agreed that this Bond is amended by deleting ITEM 2. in its entirety on the DECLARATIONS and substituting the following:

ITEM 2. LIMITS OF LIABILITY-DEDUCTIBLE AMOUNTS:

If "Not Covered" is inserted below opposite any specified INSURING CLAUSE, such INSURING CLAUSE and any other reference to such INSURING CLAUSE in this Bond shall be deemed to be deleted. There shall be no deductible applicable to any loss under INSURING CLAUSE 1 sustained by any
Investment Company.

			SINGLE LOSS	DEDUCTIBLE
INSURING CLAUSE			LIMIT OF LIABILITY	AMOUNT
1	.	Employee	$600,000		$0
2	.	On Premises	$600,000		$10,000
3	.	In Transit	$600,000		$10,000
4	.	Forgery or Alteration	$600,000		$10,000
5	.	Extended Forgery	$600,000		$10,000
6	.	Counterfeit Money	$600,000		$10,000
7	.	Threats to Person	$600,000		$10,000
8	.	Computer System	$600,000		$10,000
9	.	Voice Initiated Funds Transfer Instruction	$600,000		$10,000
10	.	Uncollectible Items of Deposit	$50,000		$5,000
11	.	Audit Expense	$50,000		$5,000
12. Telefacsimile Instruction			$600,000		$10,000
13. Unauthorized Signature			$600,000		$10,000
14. Stop Payment Order or Refusal to Pay Check			$50,000		$5,000

This Endorsement applies to loss discovered after 12:01 a.m. on December 6, 2015.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: December 21, 2015

ICAP Bond
Form 17-02-1582 (Ed. 5-98)	Page 1

Approval of Fidelity Bond

RESOLVED, that a Fidelity Bond for the Trust with Chubb Group of Insurance Companies, having an aggregate coverage of $600,000 and with a premium as discussed at this Meeting, is approved, it having been determined to be reasonable in form and amount, after giving due consideration to all factors deemed relevant by this Board, including, among other things, the value of the aggregate assets of the Fund of the Trust to which any covered person may have access, the arrangements for custody and safekeeping of such assets and the nature of the securities in the portfolio of the Fund; and

FURTHER RESOLVED, that the filing by the Secretary of the Trust with the SEC to give the notices required under Paragraph (1) of Rule 17g-1 under the 1940 Act are ratified and approved.